

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 23, 2021

David Armstrong
General Counsel
Cano Health, Inc.
9725 NW 117th Avenue
Suite 200
Miami, FL 33178

> **Re: Cano Health, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 12, 2021**
> **File No. 333-258736**

Dear Mr. Armstrong:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Laura Crotty at 202-551-7614 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Audrey Leigh